Exhibit 99.5

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T + 44 (0) 20 7781 2000
T + 44 (0) 20 7781 1800
Press release
Rio Tinto – board appointment
26 August 2008
The boards of Rio Tinto plc and Rio Tinto Limited are pleased to announce the appointment of Mr Jan du Plessis as a non-executive director with effect from 1 September 2008.
Jan du Plessis is currently chairman of the board of British American Tobacco plc as well as a non-executive director of Lloyds TSB Group plc. Jan joins the Audit Committee.
Commenting on the appointment, Paul Skinner, chairman, said, “I am very pleased to welcome Jan to the Rio Tinto boards. His appointment brings additional financial expertise to the boards and a broad experience of major global businesses, particularly in Africa.”
Notes to editors:
Jan du Plessis, aged 54, was appointed chairman of the Board of British American Tobacco plc in July 2004, having been a non-executive director since his appointment to that company’s board in 1999. He is also a non-executive director and chairman of the Audit Committee of Lloyds TSB Group plc. He was previously Group Finance Director of Richemont and chairman of RHM plc. Jan has degrees in Commerce and Law from the University of Stellenbosch, South Africa, and is a South African Chartered Accountant.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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